UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

NTN Buzztime, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

629410606
(CUSIP Number)

The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, 302-658-7581
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	629410606

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 222,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.81%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock par value of $0.005 of NTN Buzztime, Inc. (the “Issuer”) with its principal executive office located at 2231 Rutherford Road, Suite #200, Carlsbad, CA 92008.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Mr. Sean Gordon (the “Reporting Person”).

(b)	The Reporting Person resides at 30 East 9th Street, Apt. 1F, New York, NY 10003.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to the Schedule 13G filed on May 2, 2017, the Reporting Person has acquired more than five percent of the outstanding Common Stock through the purchase of Common Stock. The Reporting Person acquired such Common Stock with personal funds. No borrowed funds were used to purchase the Common Stock.

Item 4. Purpose of Transaction

The Reporting Person has been an investor in the Issuer for approximately nine years. After growing more concerned with the Issuer’s sales strategies and declining stock price in recent years, on January 24, 2018, the Reporting Person sent the Board of Directors of the Issuer a letter requesting the following: (i) to nominate himself as a director, so the Issuer might take advantage of the Reporting Person’s long and successful history in sales, and (ii) to grant shareholders the ability to directly access the Issuer’s proxy materials. The Reporting Person’s concerns stem from being a long-term shareholder and reflect his commitment to his investment in the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Person may take such actions in the future with respect to his investment in the Issuer as he deems advisable including, without limitation, purchasing additional shares of Common Stock or selling some or all of his shares, engaging in short selling of or any hedging or similar transactions with respect to the shares, and/or otherwise changing his intention with respect to the matters referred to in this Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the proposal referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

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With the sole exception of (d) of Item 4 of Schedule 13D, relating to a proposed change in the present board of directors or management of the Issuer, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. At any time and from time to time, the Reporting Person may review, reconsider and change his position and/or change his purpose and/or develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial owner of 222,000 Shares of Common Stock par value of $0.005, or 8.81% of the total issued and outstanding Common Stock, based on 2,520,554 shares of the Issuer’s Common Stock outstanding as of November 6, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2017 (as filed November 8, 2017).

(b)

The number of Shares of Common Stock beneficially owned by the Reporting Person and, the number of Shares of Common Stock as to which there is sole power to vote or to direct the vote, and the number of Shares of Common Stock as to which there is the sole power to dispose or to direct the disposition is 222,000.

(c)	The Reporting Person has conducted the following transactions in the class of securities described herein within the past sixty (60) days:

Person who effected the transaction	Date	Transaction	Amount of Securities involved	Price per share
Sean Gordon	1/30/18	Buy	92	$5.15
Sean Gordon	1/30/18	Buy	278	$5.14
Sean Gordon	1/30/18	Buy	130	$5.14
Sean Gordon	1/30/18	Buy	400	$5.39
Sean Gordon	1/30/18	Buy	100	$5.39
Sean Gordon	1/30/18	Buy	500	$5.42
Sean Gordon	1/30/18	Buy	400	$5.43
Sean Gordon	1/30/18	Buy	100	$5.27
Sean Gordon	1/29/18	Buy	1,000	$5.67
Sean Gordon	1/29/18	Buy	1,500	$5.66
Sean Gordon	12/28/17	Sell	2,300	$4.06
Sean Gordon	12/28/17	Sell	2,200	$4.10
Sean Gordon	12/27/17	Sell	5,000	$4.01
Sean Gordon	12/22/17	Sell	500	$4.07
Sean Gordon	12/22/17	Sell	1,300	$4.09
Sean Gordon	12/22/17	Sell	1,100	$4.15
Sean Gordon	12/18/17	Sell	100	$4.11
Sean Gordon	12/18/17	Sell	2,500	$4.00
Sean Gordon	12/18/17	Sell	2,500	$4.00
Sean Gordon	12/18/17	Sell	2,496	$4.00
Sean Gordon	12/18/17	Sell	4	$4.01
Sean Gordon	12/18/17	Sell	5,000	$4.00

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(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Letter from Mr. Sean Gordon to the Members of the Board of Directors of NTN Buzztime, Inc., dated January 24, 2018.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2018	/s/ Sean Gordon
Sean Gordon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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